Exhibit 20
NEWS

Contact:
John Arnone
905.845.2511 x1316
jarnone@ford.com

Media Information Center
1.800.665.1515
media@ford.com

Go to http://media.ford.com
for news releases and
high-resolution photographs

IMMEDIATE RELEASE
-----------------
FORD ANNOUNCES DETAILS OF CONTRACT
WITH CANADIAN AUTO WORKERS

Next-generation Ford Windstar and all-new Mercury Monterey to be built at Oakville Assembly Plant beginning in 2003

OAKVILLE, Ont., Oct. 7 - Ford of Canada today announced details of the 2002 collective bargaining agreement with the Canadian Auto Workers (CAW) union.

Key elements of the new three-year agreement, which was ratified by Ford's CAW-represented employees, include:

     o    Closure of the Ontario Truck Plant in July 2004
     o $600 million Cdn ($379 million U.S.) investment in the Oakville Assembly Plant for the next-generation Ford Windstar and the all-new Mercury Monterey
     o Committing 900 jobs to the Oakville site during the term of this agreement.

"We are extremely pleased that the CAW members have ratified the 2002 collective bargaining agreement," said Jim Padilla, Ford group vice president, North America. "We believe this settlement protects the interests of our CAW-represented employees while furthering Ford's progress on key elements of the North America Revitalization Plan."

The company's Revitalization Plan, announced in January 2002, is based on four key elements: building the product pipeline, improving quality, right-sizing manufacturing capacity and reducing the company's overall cost structure. The strong relationship between Ford and the CAW allowed the company to reach an agreement that complements each of these core elements.

The next-generation Ford Windstar and an all-new version from Mercury, to be named Monterey, will be manufactured at the Oakville Assembly Plant beginning in the third quarter of 2003. Engines for the new model will be sourced from Ford's Essex Engine Plant in Windsor, Ont.

The all-new 2004 Mercury Monterey minivan will go on sale in the fall of 2003, providing levels of interior luxury, expressive design and functionality generally reserved for a luxury sedan

In addition, the Ford Windstar, the only minivan with the U.S. government's highest frontal crash test rating for seven straight years, will be redesigned for the 2004-model year. With an all-new interior highlighted by a no-hassle, fold-into-the-floor third-row seat, the new Windstar will take safety to an even higher level.

The company's investment in Oakville will fund major tooling and launch costs for the all-new minivans - providing Ford with a multi-branded, full range of products from an entry level Windstar up to a premium Monterey. It is anticipated that high market acceptance of these new products could, in the future, necessitate a work pattern of three shifts.

"The $600 million (Cdn) investment reaffirms Oakville Assembly Plant's unique role as North America's only source of the Ford and now Mercury minivans," said Alain Batty, President and CEO, Ford Motor Company of Canada. "This investment is part of a Ford strategic vision that will strengthen our North American Revitalization Plan."

Batty describes the plant's workforce as among the finest in Canada.

"All Windstars on this planet are made at Oakville Assembly Plant - that's a source of enormous pride for our employees who emphasize quality and care at every step of our operation," Batty says.

Ford's commitment to Canada is evident through investment, key product sourcing, purchasing growth and research and development - all of which are being strengthened to meet market needs in the future.

Ford of Canada's operations include a national headquarters, six regional offices, six vehicle assembly and engine manufacturing plants, two parts distribution centres, and affiliates including Ford Credit, Jaguar, Volvo, Land Rover and Hertz. Ford is also a joint-venture partner in two Canadian-based plants that produce aluminum engine castings.

In all, these operations employ more than 16,000 people. In addition, over 21,000 Canadians are employed in the 515 Ford and Ford-Lincoln dealerships located in all provinces and two territories. Last year, revenues for Canadian operations were $21.6 billion, making Ford of Canada one of the country's largest privately held companies. For more information, visit www.ford.ca.


                                      # # #